October 3, 2006

VIA HAND DELIVERY

Securities and Exchange Commission
Station Place
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549-7010
Attention:   Mr. John Reynolds
                     Assistant Director
                     Ms. Cathey Baker

Re: Symmetry Holdings Inc. S-1 Amendment No. 2

Dear Ms. Baker:

        On behalf of our client, Symmetry Holdings Inc. (“Symmetry”), enclosed are three sets of Randi-Jean G. Hedin’s response to your comment letter dated September 27, 2006, Amendment No. 2 to Symmetry’s Registration Statement on Form S-1, all revised exhibits thereto (including redlines of such revised exhibits against what was previously filed with the Commission) and a redline of such amendment against Symmetry’s Amendment No. 1, as filed with the Securities and Exchange Commission on August 7, 2006.

        Please note that we are re-filing the Form of Warrant Agreement, Specimen Warrant Certificate for the public warrants, Specimen Unit Certificate and the Form of Purchase Option to be issued to the Representative as a result of a change in the terms of the offering. Symmetry has decided to explicitly state in such documents that, if Symmetry is unable to deliver registered shares upon exercise of the warrants underlying units or underlying the purchase option, then Symmetry shall have no obligation to provide for a net-cash settlement of such warrants or to provide any other consideration. As a result of these changes, the derivative liability presented as part of the “As Adjusted” Capitalization, Dilution and other related explanatory disclosures has been excluded from the current Registration Statement. Other development stage companies that have likewise modified their warrant agreements and whose registration statements have been declared effective

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by the Commission include Israel Growth Partners Acquisition Corp. and Marathon Acquisition Corp.

        We have also revised the Registration Statement to reflect that, on June 15, 2006 and September 15, 2006, Symmetry entered into agreements with related parties. Each agreement is filed as an exhibit to Amendment No. 2 to Symmetry’s Registration Statement on Form S-1.

        Symmetry entered into an agreement with ILUT Srl, which is affiliated with Domenico Lepore, its President and a director. Under this agreement, ILUT agreed to perform certain information technology services, including designing Symmetry’s website and developing a throughput-based analysis software application tool that provides financial analysis and other key decision support processes for assessing future potential acquisition targets.

        Symmetry also entered into a Trademark License Agreement with Dr. Lepore, its President and a director, through which Dr. Lepore granted a worldwide, royalty-free, non-exclusive license of the trademark “THE DECALOGUE” to Symmetry for a renewable term of 10 years and a worldwide, royalty-free, exclusive license of the right to refer to itself as a “Decalogue company” until such time as Dr. Lepore and Mr. De Gasperis, Symmetry’s Chief Executive Officer and a director, cease to serve as directors or officers of Symmetry.

        Please note that all page references in Ms. Hedin’s response letter are to the clean version of Amendment No. 2, rather than to the redline. If you have any questions, please call me at 203-351-8106 or Randi-Jean G. Hedin at 203-351-8107. Thank you.

Sincerely,

Jeffrey A. Letalien

Enclosures

cc:    Randi-Jean G. Hedin, Esq.
         Mr. Corrado De Gasperis